     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 2004


                                             REGISTRATION NO. 333-115669

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                         PRE-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                            PDG ENVIRONMENTAL, INC.
             (Exact name of Registrant as specified in its charter)

                        DELAWARE                                                  22-2677298
               (State or jurisdiction of                                       (I.R.S. Employer
             incorporation or organization)                                 Identification Number)

                             ---------------------
                        1386 BEULAH ROAD, BUILDING 801,
                         PITTSBURGH, PENNSYLVANIA 15235
                                 (412) 243-3200
         (Address and telephone number of principal executive offices)

                                   JOHN REGAN
                            CHIEF EXECUTIVE OFFICER
                            PDG ENVIRONMENTAL, INC.
                        1386 BEULAH ROAD, BUILDING 801,
                         PITTSBURGH, PENNSYLVANIA 15235
                                 (412) 243-3200
           (Name, address and telephone number of agent for service)
                             ---------------------
                                   COPIES TO:

                            JAMES D. CHIAFULLO, ESQ.
                                MARC TAXAY, ESQ.
                              COHEN & GRIGSBY, PC
                         11 STANWIX STREET, 15TH FLOOR
                              PITTSBURGH, PA 15222
                                 (412) 297-4900
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
                             ---------------------
    If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: [X]

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

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                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
                                                  AMOUNT TO BE        OFFERING PRICE         AGGREGATE           REGISTRATION
    TITLE OF SECURITIES TO BE REGISTERED           REGISTERED          PER SHARE(1)        OFFERING PRICE           FEE(1)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.02 par value:...............     4,750,000(2)            $1.16              $5,510,000           $698.12(3)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL........................................     4,750,000(2)            $1.16              $5,510,000           $698.12(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee required by the Securities Act and computed pursuant to Rule 457 of the Securities Act of 1933 and is based upon the bid and ask price of the Common Stock on the OTC Bulletin Board on May 17, 2004.

(2) Represents (i) 1,250,000 shares of common stock outstanding and (ii) 1,500,000 shares of common stock and 2,000,000 shares of Common Stock issuable upon exercise of certain outstanding warrants with current exercise prices of $0.80 and $1.60 per share, respectively.

(3) This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of common stock of the registrant.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE RELATED REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

               SUBJECT TO COMPLETION, DATED MAY           , 2004

PROSPECTUS

                            PDG ENVIRONMENTAL, INC.
                              4,750,000 SHARES OF
                                  COMMON STOCK

                             ---------------------

     This prospectus relates to the resale of up to 4,750,000 shares of our common stock by the selling shareholder listed in this prospectus. The selling stockholder will receive all of the proceeds from the sale of shares of common stock hereunder. Of these shares, 3,500,000 shares are issuable upon the exercise of warrants. We will receive the proceeds from any cash exercise of the warrant by the selling stockholder. The shares offered by this prospectus may be sold from time to time by the selling stockholder at prevailing market prices or prices negotiated at the time of sale. The securities offered by this prospectus were issued to the selling stockholder in a transaction exempt from registration under the Securities Act of 1933, as amended.


     Our common stock is listed on the OTC Bulletin Board Quotation System, or the OTCBB, under the symbol "PDGE." On June 10, 2004, the last reported sale price of our common stock on the OTCBB was $1.00.


     This prospectus is accompanied by a copy of our Annual Report on Form 10-K for the fiscal year ended January 31, 2004.

                             ---------------------

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  The date of this prospectus is May   , 2004.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary Information..................      1
Recent Developments..................      1
Risk Factors.........................      3
Use of Proceeds......................      6
Selling Shareholders.................      6

                                        PAGE
                                        ----
Plan of Distribution.................      7
Description of Capital Stock.........      9
Where You Can Find More
  Information........................     10
Legal Matters........................     11
Experts..............................     11

                             ---------------------

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

                             ---------------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The words, "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, they may not be achieved. These forward-looking statements are not guarantees of future performance and concern matters that involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are also set forth in the section entitled "Factors Affecting Future Results" appearing in our Annual Report on Form 10-K for the year ended January 31, 2004 (and any amendments thereto) and other documents that we subsequently file with the Securities and Exchange Commission, and in the section entitled "Risk Factors" in any supplements to this prospectus that we may file. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    SUMMARY

     We are an environmental and specialty contracting services company specializing in asbestos and lead abatement, insulation, microbial remediation, demolition and related services. We provided our services throughout the United States through our wholly-owned operating subsidiaries, Project Development Group, Inc., PDG, Inc. and Enviro-Tech Abatement Services, Inc. In the first quarter of fiscal 2003, we formed IAQ Training Institute ("IAQTI"), a joint venture with Professional Training Associates, Inc., to provide training in mold awareness and remediation.

     During the past fiscal year we derived the majority of our revenues from the abatement of asbestos but have broadened our offering of services to include a number of complementary services which utilize our existing infrastructure and personnel. Revenue is primarily generated from periodic progress billings on large contracts under which we perform services and single project billings on small short duration projects.

     We were incorporated in Delaware in 1987. Our executive offices are located at PDG Environmental, Inc., 1386 Beulah Road, Building 801, Pittsburgh, Pennsylvania 15235. Our telephone number is (412) 243-3200. Unless otherwise indicated, all references to us also include our subsidiaries.

                              RECENT DEVELOPMENTS

     On March 4, 2004 we consummated a private placement transaction pursuant to which we sold 1,250,000 million shares of common stock, or the private placement shares, to Barron Partners, LP for an aggregate purchase price of $500,000. In addition, we issued two warrants to Barron Partners exercisable for an additional 3,500,000 shares of our common stock. The private placement shares and warrants were issued pursuant to Section 4(2) and Regulation D under the Securities Act of 1933, as amended.

     The first warrant issued to Barron Partners provides the right to purchase up to 1,500,000 shares of our common stock at an exercise price of $0.80 per share. This warrant expires five years from the date of issuance. Under the terms of this warrant, we may require Barron Partners to exercise in full at any time until December 4, 2005, if the average price of our common stock exceeds $1.20 for ten consecutive trading days and we have a registration statement effective with the SEC during the same ten consecutive trading day period. The warrant holder may exercise through a cashless net exercise procedure after March 4, 2005 if the shares underlying the warrant are either not subject to an effective registration statement or, if subject to a registration statement, during a suspension of the registration statement. The warrant provides for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

     The second warrant issued to Barron Partners provides the right to purchase up to 2,000,000 shares of our common stock at an exercise price of $1.60 per share. This warrant expires five years from the date of issuance. Under the terms of this warrant, we may require Barron Partners to exercise in full at any time until December 4, 2005, if the average price of our common stock exceeds $2.40 for ten consecutive trading days and we have a registration statement effective with the SEC during the same ten consecutive trading day period. The warrant holder may exercise through a cashless net exercise procedure after March 4, 2005 if the shares underlying the Warrant are either not subject to an effective registration statement or, if subject to a registration statement, during a suspension of the registration statement. The warrant provides for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

     In connection with the private placement transaction, we entered into a registration rights agreement with Barron Partners. Under this agreement, we are required to file, at our expense, by June 4, 2004 a registration statement with the Securities and Exchange Commission, or the SEC, for the purpose of registering the resale of the private placement shares as well as those shares of common stock issuable upon exercise of the warrants. We are required to use our commercially reasonable efforts to cause the registration statement to become effective by the "required effectiveness date." Under this agreement, the "required effectiveness date" means the earlier of (i) the six month anniversary of the closing date, (ii) ten days following confirmation that the registration statement will not be reviewed by the SEC or (iii) the first day following the day the SEC determines that the registration statement is eligible to become declared effective. If we have not filed the registration statement by June 4, 2004 or have, we must pay a monthly fee equal to 18% per annum of the purchase price for the private placement shares, or the penalty fee, from June 4, 2004 until such time as the registration statement has been filed with the SEC. Additionally, if the registration statement has not been declared effective by the required effectiveness date, we must pay the penalty fee to Barron Partners from the required effective date until such time as the registration statement has been declared effective by the required effectiveness date.

     The registration rights agreement also provides additional demand registration rights to register any unsold securities issued in the private placement transaction after the required effectiveness date until the date upon which warrants have been exercised with respect to not less than 80% of the shares of common stock underlying the warrants. Additionally, we have provided certain "piggy-back" registration rights entitling the holders thereof to register for resale these shares on certain registration statements filed by us for our own account or the account of other stockholders.

     We are entitled at any time in which the registration statement is effective to suspend use of the registration statement by Barron Partners to sell shares until an appropriate prospectus supplement has been filed or an amendment to the registration statement has been filed and declared effective. If we impose a blackout of the registration statement for a period longer than 60 calendar days in any year, we must pay the penalty fee to Barron Partners for the number of days beyond the allowable sixty-day period in which use of the registration statement is suspended.

     Barron Partners was also provided the right of first refusal to purchase its pro rata share of any new securities, as defined in the stock purchase agreement, that we may, from time to time, propose to sell and issue.

     The foregoing summary of the private placement transaction, the warrants and the registration rights agreement does not purport to be complete and is qualified by reference to the common stock purchase agreement, the warrants and the registration rights agreement, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

                                  RISK FACTORS

     Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

THE TIMING OF CASH FLOW IS DIFFICULT TO PREDICT, AND ANY SIGNIFICANT DELAY IN THE CONTRACT CYCLE COULD MATERIALLY IMPAIR OUR CASH FLOW.

     The timing of our cash receipts from accounts receivable is unpredictable. In many cases we are a subcontractor to the general contractor on the project. We often must collect outstanding accounts receivable from the general contractor which, in turn, must collect from the customer. As a result, we are dependent upon the timing and success of the general contractor in collecting accounts receivable from the customer as well as the credit worthiness of the general contractor and the customer. Additionally, many of our contracts provide for retention of a portion of our billings until the project has been accepted by the owner. As our activities are usually early in the contract cycle, if we are acting as a subcontractor, the retainage (typically 5% to 10% of the contract value) may be held until the project is complete. This time frame may be many months after our completion of our portion of the contract. This delay further subjects us to the credit risk associated with the general contractor and the customer. We can avail ourselves of lien rights and other security common to the construction industry to partially offset the aforementioned credit risk. Unexpected delays in receiving amounts due from customers strain our cash availability and cause us to delay payments to vendors and subcontractors. Additionally, even if we have successfully completed our work on a project and there are no disputes regarding our performance in such work, any disputes between the general contractor and the customer regarding other aspects of the completed projects by entities other than ourselves could result in further delays in, or could prevent, payment for our work.

WE ARE DEPENDENT UPON OUR LINE OF CREDIT TO FINANCE OPERATIONS, AND THE FAILURE TO MAINTAIN THE LINE OF CREDIT WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

     We currently have a $5.5 million line of credit from our financial institution Sky Bank. We rely significantly upon our line of credit in order to operate our business. As of May 8, 2004, $4,225,000 was outstanding under this line of credit. To secure the line of credit, Mr. Regan, our chief executive officer, has provided a limited personal guarantee to the bank. The line of credit and term loan is also secured by a "blanket" security interest in our assets and a mortgage on our real estate. This line of credit expires on June 6, 2005. We expect to be able to maintain our existing line of credit (or to obtain replacement or additional financing) when it expires on June 6, 2005 or becomes fully utilized. However, we may be unable to maintain our existing line of credit or obtain replacement or additional financing on favorable terms, if at all. In addition, Mr. Regan is under no obligation to provide personal guarantees for financing in the future. An inability to maintain an adequate line of credit could limit our ability to bid for new or renew existing contracts which could have a material adverse effect on our financial condition and results of operations.

OUR CREDIT FACILITY CONTAINS RESTRICTIVE COVENANTS THAT LIMIT OUR FINANCIAL AND OPERATIONAL FLEXIBILITY AND OUR ABILITY TO PAY DIVIDENDS.

     Our credit facility contains restrictive covenants that limit our ability to incur debt, require us to maintain financial ratios, such as a debt service coverage ratio and leverage ratio and restrict our ability to pay dividends. These restrictions may adversely affect our ability to conduct and expand our operations. Adequate funds may not be available when needed or may not be available on favorable terms. Even if adequate funds are available, our credit facility may restrict our ability to raise additional funds. If we are unable to raise capital, our finances and operations may be adversely affected.

IF WE ARE UNABLE TO MAINTAIN ADEQUATE INSURANCE AND SUFFICIENT BONDING CAPACITY, OUR OPERATIONS WOULD BE SIGNIFICANTLY IMPAIRED.

     We maintain an insurance and bonding program consistent with our operational needs. However, there have been events in the national economy which have adversely affected the major insurance and surety companies. This has resulted in a tightening of the insurance and bonding markets which has resulted in increased costs and a decrease in the availability of certain types of insurance and surety capacity. We do not know whether our current insurance and bonding programs will be sufficient to satisfy our needs in the future. To secure the surety bonds, Mr. Regan, our chief executive officer, has provided a limited personal guarantee to our surety. Mr. Regan is under no obligation to provide such guarantee in the future. If such programs are insufficient or if Mr. Regan elects not to provide such guarantee in the future, we may be unable to secure and perform contracts, which would substantially impair our ability to operate our business.

     Although we maintain liability insurance, this insurance is subject to coverage limitations, deductibles and exclusions. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits. Such claims could also make it more difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

WE DEPEND UPON A FEW KEY EMPLOYEES AND THE LOSS OF THESE EMPLOYEES WOULD SEVERELY IMPACT UPON US.

     Our success is dependent upon our the efforts of our senior management and staff. None of our executives are legally bound to remain employed for any specific term. If key individuals leave us, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends on our ability to continue to attract, retain and motivate qualified personnel. There is competition for qualified personnel and in some markets there is a shortage of qualified personnel in the businesses in which we operate. If we are unable to attract or retain one or more of our key employees, the development and growth of our business could be adversely affected.

WE HAVE A SIGNIFICANT AMOUNT OF WORK UNDER CONTRACT WITH NEW YORK CITY PUBLIC AGENCIES, AND ANY CURTAILMENT OF THIS WORK WOULD IMPACT OUR REVENUES AND RESULTS OF OPERATIONS.

     We currently have several outstanding contracts with New York City public agencies. Funding for these projects is dependent upon New York City allocating funds for these projects in its annual fiscal budgets. Subsequent to the events of September 11, 2001 budget priorities changed, resulting in a decreased level of activity under these contracts. Due to significant initial costs incurred by us to commence these contracts, continued reduction of work under these contracts might require negative contract adjustments in the future and would have a material adverse effect on our revenues and net income.

A SIGNIFICANT AMOUNT OF OUR CONTRACTS ARE AWARDED THROUGH COMPETITIVE BIDDING, AND THE FAILURE TO ACCURATELY ESTIMATE THE COST OF SUCH WORK COULD RESULT IN SIGNIFICANT FINANCIAL LOSSES.

     A significant amount of our business is performed on a contract basis as a result of competitive bidding. We must estimate the costs involved with the applicable job prior to submitting a bid and, therefore, if awarded the job bear the risk if actual costs exceed the estimated costs. Failure to make accurate estimates could result in our incurrence of losses and thereby reducing or eliminating profit for a specific quarter or fiscal year.

THE RECEIPT OF CONTRACT AWARDS IS UNPREDICTABLE, AND THE FAILURE TO ADJUST OUR OVERHEAD STRUCTURE TO MEET THE UNEXPECTED DECLINE IN REVENUE COULD SIGNIFICANTLY IMPACT OUR NET INCOME.

     We are an environmental and specialty contractor and as such are affected by the timing of the award of large contracts, which can be unpredictable. Therefore, our revenues and income are subject to significant fluctuation between quarters and years. Since our overhead structure is reasonably fixed, we may not be able to rapidly adjust our operating expenses to meet an unexpected decline in revenue. In addition, unexpected declines in revenue may also result in unrecoverable costs due to the under-utilization of our assets. Unexpected declines in revenues due to the uncertainty of receiving large contracts could have a material adverse financial impact on us.

THE ENVIRONMENTAL REMEDIATION BUSINESS IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATIONS, AND THE FAILURE TO COMPLY WITH ANY SUCH REGULATIONS COULD RESULT IN FINES OR INJUNCTIONS, WHICH COULD MATERIALLY IMPAIR OR EVEN PREVENT THE OPERATION OF OUR BUSINESS.

     The environmental remediation business is subject to substantial regulations promulgated by governmental agencies, including the Environmental Protection Agency, various state agencies and county and local authorities acting in conjunction with such federal and state entities. These federal, state and local environmental laws and regulations govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of hazardous materials and the remediation of contaminated sites. Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of U.S. federal, state or local laws and regulations and result in criminal and civil liabilities. Environmental laws and regulations also generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.

     The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot predict what future changes in laws and regulations may be or that these changes in the laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation.

     The microbial remediation portion of our business currently is largely unregulated. As this business grows it is likely that government regulation will increase. We cannot predict how the regulations may evolve or whether they may require increased capital and/or operating expenditures to comply with the new regulations.

THE BUSINESSES IN WHICH THE COMPANY OPERATES ARE VERY COMPETITIVE.

     The asbestos abatement and specialty contracting industries are very competitive. Some of our competitors have greater financial resources than we have. As a result, these competitors may have an advantage in responding more rapidly or effectively to changes in the industry or technologies. Moreover, competitors who have substantially greater resources may be better able to withstand the unexpected declines in revenue and losses.

VOTING CONTROL IS HELD BY OUR DIRECTORS, OFFICERS AND CERTAIN SIGNIFICANT STOCKHOLDERS.

     Currently our directors and officers as a group beneficially own approximately 22% of our voting securities. Accordingly, acting together, they will be able to substantially influence the election of directors, management and policies and the outcome of any corporate transaction or other matter submitted to its stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

     In addition, Barron Partners, beneficially owns approximately 29% of our voting securities. Accordingly, they will be able to substantially influence the election of directors, management and policies and the outcome of any corporate transaction or other matter submitted to its stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

THERE MAY BE LIMITED LIQUIDITY IN OUR COMMON STOCK AND ITS PRICES MAY BE SUBJECT TO FLUCTUATION.

     Our common stock is currently traded on the OTC Bulletin Board and there is only a limited market for our common stock. We cannot provide any assurances that we will be able to have our common stock listed on an exchange or quoted on NASDAQ or that we will continue to be quoted on the OTC Bulletin Board. If there is no market for trading our common stock, the market price of our common stock will be materially and adversely affected.

SEC RULES CONCERNING SALES OF LOW-PRICED SECURITIES MAY HINDER RESALES OF OUR COMMON STOCK.

     Because our common stock is traded on the OTC Bulletin Board, brokers and dealers who handle trades in our common stock are subject to certain SEC rules when effecting trades in our common stock and the resultant compensation that the brokerage firm and the salesperson handling a trade receive. Additionally, the legal remedies available to the buyer of our common stock are subject to certain SEC rules. These requirements may hinder re-sales of our common stock and may adversely affect the market price of our common stock.

WE ARE REQUIRED TO FILE A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 COVERING RESALES OF OUR STOCK, WHICH SALES COULD CAUSE OUR STOCK PRICE TO FALL.

     Under the terms of a registration rights agreement with Barron Partners, we are required to file, at our expense, a registration statement under the Securities Act relating to the resale by Barron Partners of any shares of common stock purchased by Barron Partners or issued to Barron Partners as a result of the exercise of their two warrants. Such registration statement must be filed with the SEC by June 4, 2004. If we do not meet this deadline or if the registration is deemed not to be effective by the required effectiveness date, we must pay a penalty fee to Barron Partners until such time as the registration statement has been filed or has been declared effective, as applicable.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder listed in this prospectus. Any proceeds from the sale of shares by us to the selling stockholder upon exercise of the warrants will be used for general corporate purposes, including capital expenditures and to meet working capital needs. General corporate purposes may also include, without limitation, repayment of debt, capital expenditures, possible acquisitions, investments and any other purposes that we may specify in any prospectus supplement.

                            THE SELLING SHAREHOLDER

     This prospectus relates to the resale by the selling stockholder of shares of common stock held by the selling stockholder or issuable to the selling stockholder upon the exercise of the warrants. We issued and sold the common stock and the warrants to purchase shares of common stock in a private placement transaction exempt from registration under the Securities Act of 1933. We are filing the registration statement of which this prospectus is a party pursuant to the provisions of the registration rights agreement discussed elsewhere in this prospectus. The term "selling stockholder" includes the selling stockholder and its pledgees, donees, transferees and other successors in interests.


     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 14, 2004 by the selling stockholder. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. The percentage of shares of common stock beneficially owned is based on 10,910,330 shares of common stock outstanding on June 14, 2004. The number of shares of common stock outstanding used in calculating the percentage for the selling stockholder includes shares of common stock underlying warrants held by the selling stockholder that are exercisable within 60 calendar days of June 14, 2004, but excludes shares of common stock underlying options, warrants or convertible securities held by any other person. Except as indicated below, the selling stockholder has sole voting and investment power with respect to all shares of common stock owned by it.


     This table is prepared based on information supplied to us by the listed selling stockholder. This table assumes that the selling stockholder sells all of the shares offered under this prospectus. However, because the selling stockholder may offer from time to time all or some of its shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of the sales. In addition, the shares beneficially owned after the offering do not reflect the possible sale of additional shares of common stock, the resale of which has been registered by us pursuant to separate registration statements. Information concerning the selling stockholder may change from time to time and changed information will be presented in a supplement to this prospectus if and when required. Within the past three years, the selling stockholder has not held any positions or offices with us.

                                             SHARES OF COMMON                            SHARES OF COMMON
                                            STOCK BENEFICIALLY                          STOCK BENEFICIALLY
                                         OWNED PRIOR TO OFFERING                       OWNED AFTER OFFERING
                                         ------------------------   NUMBER OF SHARES   ---------------------
NAME                                       NUMBER      PERCENTAGE    BEING OFFERED     NUMBER    PERCENTAGE
----                                     -----------   ----------   ----------------   -------   -----------
Selling Shareholder Barron Partners
  L.P. ................................  4,750,000(1)     33.0%        4,750,000          0           --

---------------

(1) Consists of 1,250,000 shares of common stock held of record by Barron Partners and 3,500,000 shares of common stock that may be acquired by Barron Partners pursuant to warrants. The general partner of Barron Partners LP is Barron Capital Advisors LLC, a Delaware limited liability company. Andrew Barron Worden is the managing member of the general partner. Mr. Worden disclaims beneficial ownership of shares held by Barron Partners except to the extent of his pecuniary interest in those shares. Barron Partners is located at 730 Fifth Avenue, 9th Floor, New York, NY 10019.

     We intend to seek qualification for sale of the securities in those states where the securities will be offered. That qualification is necessary to resell the securities in the public market. The securities can only be offered if they are qualified for sale or are exempt from qualification in the states in which the selling shareholders or proposed purchasers reside. There is no assurance that the states in which we seek qualification will approve of the security resales.

                              PLAN OF DISTRIBUTION

     We are registering 4,750,000 shares of our common stock under this prospectus on behalf of selling stockholder listed in this prospectus. As used in this prospectus, the term "selling stockholder" includes pledgees, donees, transferees and other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale related transfer.

     The securities offered by this prospectus may be sold or distributed from time to time by the selling stockholder, directly to one or more purchasers, including pledgees, or through brokers, dealers, market-makers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may change. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered by this prospectus.

     The sale of the shares may be effected in one or more of the following methods:

     - Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers, which may include long or short sales;

     - Transactions involving cross or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, or otherwise on the OTC Bulletin Board;

     - Purchasers by brokers, dealers, underwriters as principal and resale by such purchasers for their own account pursuant to this prospectus;

     - "At the market" to or through market makers or into an existing market for the shares;

     - In other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

     - Through transactions in options, swaps or other derivatives, whether exchange-listed or otherwise; or

     - Any combination of the foregoing or by any other legally available means.

     In addition, the selling stockholder may enter into hedging transactions with brokers or dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into option or other transactions with brokers or dealers that require the delivery by such brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. The selling stockholder may pledge all or a portion of their securities as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, accounts or loan transactions. Upon default by such selling stockholder, the pledgee in such loan transaction would have the same rights of sale as the selling stockholders under this prospectus. The selling stockholder may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling stockholders under this prospectus.

     Broker-dealers, underwriters or agents participating in the distribution of shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder and/or purchasers of the shares. The selling stockholder and any such broker-dealers or agents that participate in the distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act of 1933, and any profit on the sale of the shares by them and any commissions, discounts or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, any other stockholder or any broker, dealer, market-maker, underwriter or agent relating to the sale or distribution of the shares.

     In addition to the above, the selling stockholder and any other person participating in a distribution will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders or any such other person.

     There can be no assurances that the selling stockholder will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     We have agreed with the selling stockholder to keep the registration statement of which this prospectus is a part effective until the shares being offered hereby may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act or, if earlier, until the distribution contemplated in this prospectus has been completed. We have also agreed to indemnify, in certain circumstances, the selling stockholder, any underwriter that participate in the distribution of the shares and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling stockholder has agreed to indemnify us, as well as certain related persons, in certain circumstances against certain liabilities, including liabilities under the Securities Act. We will pay all the fees and expenses incident to the registration of the securities, other than the selling stockholder pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling stockholders.

     We will file from time to time with the SEC post-effective amendments to this registration statement to identify transferees to whom the selling shareholder transfer their securities. At any time a particular offer of shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling shareholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

                          DESCRIPTION OF CAPITAL STOCK

     The following description is a summary of the material terms of our capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our certificate of incorporation and bylaws. Our certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

CAPITAL STOCK


     As of the date of this prospectus, our authorized capital stock consists of 30,000,000 shares of common stock, $0.02 par value per share, and 5,000,000 shares of preferred stock, 1,000,000 of which have been designated as cumulative convertible series A preferred stock, $0.01 par value per share, 100 of which have been designated as cumulative convertible series B preferred stock, $0.01 par value per share, and 3,999,900 of which remain undesignated. As of June 14, 2004, there were 10,910,330 shares of common stock issued and outstanding, 36,510 shares of our common stock held in our treasury and no shares of our series A preferred stock or series B preferred stock issued and outstanding. All shares of series A preferred stock and series B preferred stock were issued and converted into common stock and may not be reissued in the future.


     Our common stock is held by 2,033 shareholders of record. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

COMMON STOCK

     Each share of our common stock entitles the holder to one (1) vote, either in person or by proxy, on all matters submitted to a vote of our stockholders. The stockholders are not permitted to vote their shares cumulatively. Subject to the preferences that may be applicable to any outstanding series of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. Our ability to pay dividends is prohibited due to limitations imposed by our banking agreement, which requires the prior consent of the bank before dividends are declared. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities under our charter documents. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of liquidation preferences, if any, on any outstanding shares of capital stock and payment of claims to creditors. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common stockholders are subject to the rights of the shareholders of any series of preferred stock, which we may designate and issue in the future.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock. Although there is no current intention to do so, our board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control.

WARRANTS

     In connection with our private placement transaction on March 4, 2004, we issued to Barron Partners warrants to acquire up to 1,500,000 shares of our common stock and 2,000,000 shares of our common stock at exercise price of $0.80 and $1.60, respectively. The warrants may be exercised for 5 years. The exercise price may be paid in cash or through a cashless net exercise procedure after March 4, 2005 if the shares underlying the warrants are either not subject to an effective registration or, if subject to a registration statement, during a suspension of the registration statement. For a more detailed discussion regarding the warrants, please see "Recent Developments" on page 3 above.

CERTAIN CHARTER AND BY-LAW PROVISIONS AND DELAWARE ANTI-TAKEOVER STATUTE

     Certain provisions of our certificate of incorporation, as amended, and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions allow us to issue preferred stock without any vote or further action by the stockholders and eliminate the right of stockholders to act by written consent without a meeting. These provisions may make it more difficult for stockholders to take certain corporate actions, and could have the effect of delaying or preventing a change in control of us.

     In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding of those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company, 17 Battery Park, 8th Floor, New York, NY 10004.

                      WHERE YOU CAN FIND MORE INFORMATION


     This prospectus is part of a registration statement on Form S-2 that we filed with the SEC under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Additional information about PDG Environmental can be obtained from our Internet website at www.pdge.com.


     The SEC allows us to "incorporate by reference" certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents we filed with the SEC. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     - Annual Report on Form 10-K for the fiscal year ended January 31, 2004 as amended on Form 10-K/A; and

     - Form 8-K filed on March 15, 2004.


     - Form 10-Q filed on June 14, 2004.


     Upon receipt of any oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus, other than the exhibits to those documents. Please direct your written requests to: Corporate Secretary, PDG Environmental, Inc., 1386 Beulah Road, Building 801, Pittsburgh, PA 15235.


     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our common stock in any state where the offer is not permitted You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.


     This prospectus is accompanied by our Annual Report on Form 10-K for the fiscal year ended January 31, 2004.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for us by Cohen & Grigsby, P.C., Pittsburgh, Pennsylvania.

                                    EXPERTS

     Parente Randolph, LLC, certified public accountants, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended January 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our consolidated financial statements are incorporated by reference in reliance on Parente Randolph, LLC's report, given on their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by us connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling shareholders have not and will not pay any offering expenses.

ITEM                                                            EXPENSE
----                                                           ----------
SEC Registration Fee........................................   $   698.12
Legal Fees and Expenses.....................................   $20,000.00
Accounting Fees and Expenses................................   $ 2,500.00
Miscellaneous*..............................................   $   500.00
                                                               ==========
Total*......................................................   $23,698.12

---------------

* Estimated Figure

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The Tenth Article of our Certificate of Incorporation and section 12.4 of our Bylaws provide that we shall indemnify directors and officers, to the fullest extent allowed by the DGCL, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative. To the extent permitted by the DGCL, we may indemnify any person who may be a party to a derivative action if the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and we will indemnify officers and directors for all expenses, including attorney's fees, for successfully completed defenses to actions, suits or proceedings, on the merits or otherwise. We may also purchase insurance to protect against these liabilities regardless of our power to indemnify any individual. We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in the our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 16.  EXHIBITS

  3.1 Certificate of Incorporation of the registrant and all amendments thereto, filed as Exhibit 3.1 to the registrant's
         Annual Report on Form 10-K for the year ended September 30,
         1990, is incorporated herein by reference.
  3.2 Certificate of Amendment to the Certificate of Incorporation of the registrant, approved by stockholders on June 25, 1991, filed as Exhibit 3(a) to the registrant's Quarterly
         Report on Form 10-Q for the quarter ended July 31, 1991, is incorporated herein by reference.
  3.3    Amended and Restated By-laws of the registrant, filed as
         Exhibit 4.2 to the registrant's registration statement on Form S-8 of securities under the PDG Environmental, Inc.
         Amended and Restated Incentive Stock Option Plan as of June
         25, 1991, are incorporated herein by reference.
  4.1    Certificate of the Powers, Designation, Preferences, and
         Relative, Participating, Optional or Other Rights, and the
         Qualifications, Limitations or Restrictions of the Series A,
         9.00% Cumulative Convertible Preferred Stock, filed as
         Exhibit H with the registrant's preliminary proxy materials on July 23, 1990 (File No. 0-13667), is incorporated herein by reference.

  4.2    Certificate of Amendment of Certificate of the Powers,
         Designation, Preferences and Relative, Participating,
         Optional or Other Rights, and the Qualifications,
         Limitations, or Restrictions of the Series A 9% Cumulative
         Convertible Preferred Stock (par value $0.01 per share), filed as Exhibit 4(a) to the registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993, is incorporated herein by reference.
  4.3    Certificate of Powers, Designation, Preferences and
         Relative, Participating, Optional or Other Rights, and the
         Qualifications, Limitations or Restrictions of the Series B,
         4.00% Cumulative, Convertible Preferred Stock, filed as
         Exhibit 4.2 to the registrant's registration on Form S-3 on March 17, 1993, is incorporated herein by reference.
  4.4    Loan Agreement dated August 3, 2000 between Sky Bank and PDG
         Environmental, Inc., PDG, Inc., Project Development Group,
         Inc. and Enviro-Tech Abatement Services Co., filed as
         Exhibit 4.4 to the registrant's Annual Report on Form 10-K for the year ended January 31, 2001, is incorporated herein by reference.
  5.1    Opinion of Cohen & Grigsby, P.C., counsel to the Company.*
 10.1 Indemnity Agreement dated as of the first day of July 1990 by and among Project Development Group, Inc. and John C. and
         Eleanor Regan (deceased), filed as Exhibit 10.1 to the registrant's Annual Report on Form 10-K for the year ended
         September 30, 1990, is incorporated herein by reference.
 10.2 Assumption Agreement entered into as of the fourteenth day of December 1990 among Project Development Group, Inc., and
         John C. and Eleanor Regan, filed as Exhibit 10.2 to the registrant's Annual Report on Form 10-K for the year ended
         September 30, 1990, is incorporated herein by reference.
 10.3    PDG Environmental, Inc. Amended and Restated Incentive Stock
         Option Plan as of June 25, 1991, filed as Exhibit 10.3 to the registrant's Annual Report on Form 10-K for the year ended January 31, 1992, is incorporated herein by reference.
 10.4    PDG Environmental, Inc. 1990 Stock Option Plan for Employee
         Directors, filed as Exhibit 10.4 to the registrant's Annual
         Report on Form 10-K for the year ended January 31, 1992, is incorporated herein by reference.
 10.5    PDG Environmental, Inc. 1990 Stock Option Plan for
         Non-Employee Directors, filed as Exhibit 10.5 to the registrant's Annual Report on Form 10-K for the year ended
         January 31, 1992, is incorporated herein by reference.
 10.6 Demand note between the registrant and John C. Regan, filed as Exhibit 10.4 to the registrant's Annual Report on Form
         10-K for the transition period from October 1, 1990 to January 31, 1991, is incorporated herein by reference.
 10.7 Demand note between the registrant and Dulcia Maire, filed as Exhibit 10.6 to the registrant's Annual Report on Form
         10-K for the transition period from October 1, 1990 to January 31, 1991, is incorporated herein by reference.
 10.8    Loan Agreement dated August 3, 2000 between Sky Bank and PDG
         Environmental, Inc., PDG, Inc., Project Development Group,
         Inc. and Enviro-Tech Abatement Services Co. (as it appears at 4.4).
 10.9 Employee Agreement dated June 20, 2000 for John C. Regan filed as Exhibit 10 of the PDG Environmental, Inc. Quarterly
         Report on Form 10-Q for the quarter ended July 31, 2000, is hereby incorporated herein by reference.
 10.10   Asset Purchase Agreement dated June 15, 2001 by and among
         Tri-State Restoration, Inc. Project Development Group, Inc.
         and PDG Environmental, Inc., filed as Exhibit 2 of the registrant's Interim Report on Form 8-K dated July 6, 2001, is hereby incorporated herein by reference.
 10.11   Stock Purchase Agreement between PDG Environmental, Inc. and
         Barron Partners LP, dated March 4, 2004 along with
         Registration Rights Agreement between PDG Environmental,
         Inc. and Barron Partners, First Warrant to purchase shares of PDG Environmental, Inc. and Second Warrant to purchase shares of PDG Environmental, Inc. filed as Exhibits 10.1,
         10.2, 10.3 and 10.4 of the registrant's Interim Report on Form 8-K dated March 12, 2004, is hereby incorporated herein by reference.
 13.1 Annual Report to security holders on Form 10-K for the year ended January 31, 2004 is hereby incorporated herein by reference.

 14.1 Code of Ethics (incorporated by reference to the registrant's January 31, 2004 Form 10-K/A)
 21.1    List of subsidiaries of the registrant.
 23.1    Consent of Parente Randolph, LLC, independent auditors
 23.2    Consent of Cohen & Grigsby, P.C., counsel to the Company
         (included in Exhibit 5.1)*
 24. Powers of Attorney of certain directors (included on signature page)
  *      Included in Form S-2 filed on May 17, 2004

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

             (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2. That, for determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities which remains unsold at the termination of the offering.

     (b) In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania on June 16, 2004.


                                          PDG ENVIRONMENTAL, INC.

                                          By:       /s/ JOHN C. REGAN
                                            ------------------------------------
                                                       John C. Regan,
                                             Chairman, Chief Executive Officer
                                                 and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

                /s/ JOHN C. REGAN                       Chairman and Chief Executive      June 16, 2004
 ------------------------------------------------       Officer (Principal Executive
                  John C. Regan                        Officer, Financial Officer and
                                                                 Director)


                        *                                         Director                June 16, 2004
 ------------------------------------------------
                Richard A. Bendis


                        *                                         Director                June 16, 2004
 ------------------------------------------------
                   Edgar Berkey


                        *                                         Director                June 16, 2004
 ------------------------------------------------
                James D. Chiafullo


                        *                                         Director                June 16, 2004
 ------------------------------------------------
                 Edwin J. Kilpela


 *By:               /s/ JOHN C. REGAN
        ------------------------------------------
                      John C. Regan,
                     Attorney-in-Fact

ITEM 16.  EXHIBITS

  5.1 Opinion of Cohen & Grigsby, P.C., counsel to the Company, as to the legality of the securities being registered.**
 13.1 Annual Report to security holders on Form 10-K (incorporated by reference to the registrant's January 31, 2004 Form
         10-K/A)
 23.1    Consent of Parente Randolph, LLC, independent auditors
 23.2    Consent of Cohen & Grigsby, P.C., counsel to the Company
         (included in Exhibit 5)*
 24 Powers of Attorney of certain directors (included on signature page)

---------------

 * Filed herewith

** Included in Form S-2 filed on May 17, 2004.